

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

> **Re: Bookedbyus Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-176705**

Dear Mr. Person:

We have reviewed your letter dated June 29, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our October 4, 2011 letter.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
    - o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    - o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that

comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

Outside Front Cover Page of Prospectus

4.   We note your revised disclosure in response to prior comment 2. As you have disclosed elsewhere in the prospectus, please disclose that selling security holders will sell shares at a fixed price of $0.10 per share, even if the shares are quoted on the OTC Bulletin Board. Also disclose, if true, that the sale of shares by selling security holders will continue after the company's direct offering has concluded. Make similar revisions to the "Summary of the Offering by the Company," "Determination of Offering Price," and "Sales of Shares by Selling Stockholders" sections of the prospectus.

Summary Information

Summary Information about Bookedbyus, page 6

5.   We note your response to prior comment 3 and that you have been a licensed distributor of software systems created by Digital Programa Inc. since January 1, 2011. Please concisely explain here, in "Information With Respect to the Registrant," and MD&A why it appears that you have been unable to bring the licensed product to market in the United States and Canada for over a year and a half, and what additional steps you must take in order to sell your product.

Summary of the Offering by the Company, page 6

6.   Please disclose that you will not receive any proceeds from shares sold by the selling security holders.

<u>Risk Factors, page 8</u>

<u>General</u>

7.   We note your response to prior comment 7. You have not filed a registration statement on Form 10 or Form 8-A to register a class of common stock under Section 12 of the Exchange Act. As such, you will only have to comply with the limited reporting requirements imposed by Section 15(d) of the Exchange Act. As previously requested, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. In addition, briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants. For example, but without limitation, the proxy rules and certain beneficial ownership reporting rules do not apply to Section 15(d) registrants.

8.   As noted in prior comment 8, it appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. If you have less than three hundred record holders at the beginning of the fiscal year following the fiscal year your registration statement is declared effective, your reporting obligations under Section 15(d) of the Exchange Act would be suspended under that statutory section, and you would not be required to provide periodic or current reports following the Form 10-K for the fiscal year in which your registration statement was declared effective. See Section 15(d)(1) of the Exchange Act ("The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class . . . to which the registration statement relates are held of record by less than 300 persons"). As previously requested, please include a risk factor that explains the associated risks to potential investors.

9.   Please add a risk factor that addresses management's apparent lack of experience in areas related to the company's planned business. See Item 503(c) of Regulation S-K.

<u>"Because IDrive is a registered trademark of another company…," page 12</u>

10.   We note your response to prior comment 9. Please also disclose the impact that the cost of any related litigation could have on your company.

<u>"Adoption of smartphones and PDA's may be slower than expected...," page 12</u>

11.   We note your response to prior comment 13. Please explain management's basis for its belief that "overall penetration is still relatively low," or delete.

<u>"Adoption of email marketing may be slower than expected...," page 12</u>

12.   We note your response to prior comment 13. Please explain management's basis for its belief that "a majority of small businesses will have adopted email marketing within the next 12 months," or delete.

<u>Information with Respect to the Registrant</u>

<u>Business Description, page 25</u>

13.   We note your response to prior comment 20. As previously requested, please explain why you believe that your planned product is useful for your intended markets (i.e., financial services, entertainment/gaming, and large enterprises).

<u>Market Opportunity, page 26</u>

14.   As previously requested in prior comment 21, with respect to every third-party statement in your prospectus, please disclose the date of each report from which the statement is derived, and provide us with copies of the relevant portions of the industry research reports you cite. In addition, to expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

15.   We note your response to prior comment 22. Please explain here, and on page 28, why you believe that the need for push technology over the web/through email or through mobile device applications is rapidly growing.

16.   In the second paragraph of this section, you state that you intend to target the "1.5 trillion global Financial Services industry." The referenced material actually states that overall global IT spending in 2010 was $1.5 trillion. It appears that your planned product will only address a fraction of this market. As such, please delete the first sentence of the second paragraph of this section.

17.   In the second paragraph of this section, you refer to "Bookedbyus software." Please disclose that you are referring to software licensed from Digital Programa Inc., and resold by you. In addition, it is unclear why management believes that such software "represents a very promising prospective trend."

<u>Wireless Advertising, page 28</u>

18.   Despite your response to prior comment 25, the final paragraph still states that you believe that the number of mobile video viewers will have a compound annual growth rate of 22.8% from 2009 through 2014. As previously requested, please provide support for this statement, or delete.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 60

19.   Consistent with your risk factor disclosure on page 8, please revise the penultimate and
        last sentences of the first paragraph of this section to clarify that you need to raise
        additional capital after the current offering terminates, regardless of the amounts raised
        by the current offering. Make a similar revision to the first paragraph of "Plan of
        Operations" on page 61.

Results of Operations, page 61

20.   We note your response to prior comment 26 and your statement that there is "no
        historical financial information about you." You have been in existence since
        December 27, 2007, and entered into your licensing agreement on January 1, 2011.
        Please expand this section to provide a more detailed discussion and analysis of material
        changes to your results for the most recent quarter, compared with your results for the
        corresponding quarter in the prior year. Include similar disclosure comparing your most
        recent fiscal year with the prior fiscal year. See Items 303(a) and 303(b) of
        Regulation S-K, and for guidance, refer to SEC Release No. 33-8350.

Off-balance sheet arrangements, page 61

21.   You state that "[o]ther than the funds from Mr. Person described above," you have no
        off-balance sheet arrangements. Please tell us the basis for your belief that Mr. Person's
        indication that he might provide the company up to $20,000 may be referred to as an
        "off-balance sheet arrangement," delete this statement, or provide a detailed description
        of any other arrangement with Mr. Person that is an "off-balance sheet arrangement"
        within the meaning of that term.

Plan of Operations, page 61

22.   You entered into your licensing agreement for Digital Programa's software on
        January 1, 2011. Please expand your disclosure in this section to explain why it appears
        that you need to further develop the licensed software.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,
page 63

23.   We note that during November 2011, your former auditor withdrew its services as auditor
        of the Company. Please revise to indicate whether the auditor resigned or declined to
        stand for re-election pursuant to Item 304(a)(1)(i). Also, please state whether the change
        in auditor was recommended or approved by your audit committee or board of directors

pursuant to Item 304(a)(1)(iii). Further, please file as an exhibit, an updated letter from the former auditor addressed to the Commission stating whether the auditor agrees with the statements made by you about the auditor and, if not, stating the respects in which the auditor does not agree.

Executive Compensation, page 64

24.   We note your response to prior comment 31. Please include narrative disclosure explaining why you paid Mr. Person and Ms. Fox the amounts paid for the periods presented. See Item 402(o) of Regulation S-K.

25.   We note your response to prior comment 32. The first paragraph on page 56 appears to refer to Ms. Fox as a "former officer and director." Please explain.

26.   The disclosure following the summary compensation table indicates that you accrued certain amounts owed to Mr. Person and Ms. Fox. Please confirm that the summary compensation table includes any amounts deferred in the appropriate column for the fiscal year in which it was earned. See Instruction 4 to Item 402(n) of Regulation S-K. In addition, revise the disclosure following the table to clearly explain the amounts accrued and the amounts actually paid each year. Finally, please disclose whether any amounts were still owed to Mr. Person and Ms. Fox as of the end of your most recent fiscal year.

Certain Relationships and Related Transactions, page 67

27.   Please disclose the principle followed in valuing your shares at $0.005 per common share as of March 31, 2011, the date you issued shares to Mr. Person and Ms. Fox to pay their management fees. See Items 404(d)(2) and 404(c)(1)(i) of Regulation S-K.

28.   Please tell us whether you have a management agreement with Mr. Person and Ms. Fox. If you have a management agreement, please disclose the material terms of the agreement and file the agreement as an exhibit. See Items 404(d)(1), 404(a)(6), and 601(b)(10) of Regulation S-K. If the agreement is an oral agreement, please draft a written description of the material terms of the agreement and file it as an exhibit. For guidance, refer to Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

29.   On page 56, you disclose a March 31, 2011 payment to a company with an officer in common. You do not appear to have provided any disclosure pursuant to Item 404(d) of Regulation S-K. Please revise or advise.

Available Information, page 67

30.   In the first sentence of the second paragraph of this section, you state that you intend to furnish your shareholders annual reports. This appears to be inconsistent with your disclosure in the second sentence of the immediately following paragraph. Please revise.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC